UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267.

The following exhibit is attached:

99.1	Kamada Announces Strategic Transformational Transaction Positioning the Company as a Global Leader in the Plasma-Derived Hyperimmune Market Through the Acquisition of a Portfolio of Four FDA-Approved Commercial Products

99.2	Asset Purchase Agreement among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 22, 2021	KAMADA LTD.

	By:	/s/ Yifat Philip
Yifat Philip
Vice President General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Kamada Announces Strategic Transformational Transaction Positioning the Company as a Global Leader in the Plasma-Derived Hyperimmune Market Through the Acquisition of a Portfolio of Four FDA-Approved Commercial Products

99.2	Asset Purchase Agreement among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc.

3